# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: ProCap Financial, Inc., CIK 0002076163
CUSIP: 74277P105
Title of class of securities: Common Stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 LEXINGTON AVE., FLOOR 2, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001214822

## Reporting persons
- STEADFAST CAPITAL MANAGEMENT LP: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 3,858,723; sole dispositive power 0; shared dispositive power 3,858,723; aggregate amount beneficially owned 3,858,723 (4.53% of the class)
- American Steadfast, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; sole voting power 0; shared voting power 1,410,335; sole dispositive power 0; shared dispositive power 1,410,335; aggregate amount beneficially owned 1,410,335 (1.65% of the class)
- Steadfast International Master Fund Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); member of a group; sole voting power 0; shared voting power 2,448,388; sole dispositive power 0; shared dispositive power 2,448,388; aggregate amount beneficially owned 2,448,388 (2.87% of the class)
- Robert S. Pitts, Jr.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 0; shared voting power 3,858,723; sole dispositive power 0; shared dispositive power 3,858,723; aggregate amount beneficially owned 3,858,723 (4.53% of the class)

## Item 1. Issuer
Name of issuer: ProCap Financial, Inc.
Address of issuer's principal executive offices: 600 Lexington Avenue, Floor 2 New York, New York 10022

## Item 2. Person Filing
Name of person filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:

- Steadfast Capital Management LP, a Delaware limited partnership (the "Investment Manager").

- American Steadfast, L.P., a Delaware limited partnership ("American Steadfast").

- Steadfast International Master Fund Ltd., a Cayman Islands exempted company (the "Offshore Fund").

- Robert S. Pitts, Jr., a United States Citizen ("Mr. Pitts").

Mr. Pitts is the controlling principal of the Investment Manager. The Investment Manager has the power to vote and dispose of the securities held by American Steadfast and the Offshore Fund.
Address of principal business office or, if none, residence:
The business address of each of Mr. Pitts, the Investment Manager and American Steadfast is 450 Park Avenue, 20th Floor, New York, New York 10022.

The business address of the Offshore Fund is c/o Morgan Stanley Fund Services (Cayman) Ltd., 190 Elgin Avenue, George Town, Grand Cayman KY1-9008, Cayman Islands.
Citizenship:
Each of the Investment Manager and American Steadfast is a limited partnership formed under the laws of the State of Delaware.

The Offshore Fund is an exempted company formed under the laws of the Cayman Islands.

Mr. Pitts is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
As of February 17, 2026, the Reporting Persons beneficially owned an aggregate of 3,858,723 shares of the Issuer's Common Stock, including 62,500 shares of Common Stock underlying currently exercisable warrants. Specifically:

(i) The Investment Manager beneficially owned 3,858,723 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable warrants.

(ii) American Steadfast beneficially owned 1,410,335 shares of Common Stock, including 22,537 shares of Common Stock underlying currently exercisable warrants.

(iii) The Offshore Fund beneficially owned 2,448,388 shares of Common Stock, including 39,963 shares of Common Stock underlying currently exercisable warrants.

(iv) Mr. Pitts beneficially owned 3,858,723 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable warrants.

(v) Collectively, the Reporting Persons beneficially owned 3,858,723 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable warrants.
Percent of class:
As of February 17, 2026, the Reporting Persons may be deemed to have beneficially owned 3,858,723 shares of Common Stock or 4.53% of the Issuer's Common Stock outstanding, which percentage was calculated based on 85,166,604 shares of Common Stock outstanding as of December 5, 2025, as per the information reported in the Issuer's Form 8-K filed December 11, 2025, plus, with respect to each Reporting Person, the number of shares of Common Stock underlying currently exercisable warrants held by such Reporting Person as indicated in Item 4(a) above. The total number of shares of Common Stock underlying currently exercisable warrants held by the Reporting Persons in aggregate is 62,500. Specifically:

(i) The Investment Manager's beneficial ownership of 3,858,723 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable warrants, represented 4.53% of the outstanding Common Stock.

(ii) American Steadfast's beneficial ownership of 1,410,335 shares of Common Stock, including 22,537 shares of Common Stock underlying currently exercisable warrants, represented 1.65% of the outstanding Common Stock.

(iii) The Offshore Fund's beneficial ownership of 2,448,388 shares of Common Stock, including 39,963 shares of Common Stock underlying currently exercisable warrants, represented 2.87% of the outstanding Common Stock.

(iv) Mr. Pitts' beneficial ownership of 3,858,723 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable warrants, represented 4.53% of the outstanding Common Stock.

(v) Collectively, the Reporting Persons' beneficial ownership of 3,858,723 shares of Common Stock, including 62,500 shares of Common Stock underlying currently exercisable warrants, represented 4.53% of the outstanding Common Stock.
Sole power to vote or to direct the vote: Not applicable.
Shared power to vote or to direct the vote:
American Steadfast had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 1,410,335 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to vote or direct the vote of the 2,448,388 shares of Common Stock beneficially owned by the Offshore Fund.
Sole power to dispose or to direct the disposition: Not applicable.
Shared power to dispose or to direct the disposition:
merican Steadfast had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 1,410,335 shares of Common Stock beneficially owned by American Steadfast.

The Offshore Fund had shared power with the Investment Manager and Mr. Pitts to dispose or direct the disposition of the 2,448,388 shares of Common Stock beneficially owned by the Offshore Fund.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibits A and B to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on December 15, 2025.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- STEADFAST CAPITAL MANAGEMENT LP: /s/ Sheena Koshy, Chief Operating Officer (02/17/2026)
- American Steadfast, L.P.: /s/ Sheena Koshy, Chief Operating Officer of Steadfast Capital Management LP, Attorney-in-Fact (02/17/2026)
- Steadfast International Master Fund Ltd.: /s/ Sheena Koshy, Director (02/17/2026)
- Robert S. Pitts, Jr.: /s/ Robert S. Pitts, Jr., Robert S. Pitts, Jr. (02/17/2026)